1933 Act/Correspondence


                                     December 29, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Phoenix Investment Trust 97
         File No. 333-34537
         Post-Effective Amendment No. 18

To the Commission Staff:

On December 9, 2004, Phoenix Investment Trust 97 filed a Post-Effective Amendment to its Registration Statement on Form N-1A, the purpose of which was to provide for SEC review all disclosures required under recent rulemaking and to make certain other changes of a non-material nature. This letter is in response to the comments received on said amendment filing from our examiner, Brion Thompson on December 22, 2004.

1. Page 1, Principal Investment Strategies, first paragraph. We were advised to include the standard 60-day notice requirement if the fund's principal investment strategy of investing at least 80% of its assets in small cap issuers is not a fundamental investment policy. As the 80% policy is a non-fundamental policy, we have added the requested disclosure.

2. Page 1, Principal Investment Strategies, first paragraph. We were requested to clarify the fund's strategy with respect to market capitalization. Since the fund is required to invest only 80% in small cap issuers, other investments could include issuers having larger capitalizations. Since the fund generally uses the stocks included in the Russell 2000 Value Index as its universe, these other investments could conceivably be considered medium capitalization issuers. We therefore believe that including the risks associated with medium capitalization companies is appropriate.

3. Page 1, Principal Investment Strategies, second paragraph. We were requested to clarify in this response letter how our description of the fund's investment strategy is an appropriate description for "value" investing or, alternatively, to revise the disclosure to better reflect value indicators. We wish to note that the fund's management process screens stocks included in the Russell 2000 Value Index, which in and of itself would indicate a value strategy. For clarity, however, we have revised the second sentence of this strategy to read: "The screening process utilizes a proprietary model that looks at indicators such as price to earnings, price to cash flow, growth in earnings and cash flow, earnings momentum, and a variety of other similar metrics." We believe that this revised disclosure is fully responsive to this comment.

4. Our examiner noted that we had not included the disclosure required by new Item 4(d). We have inserted the following at the end of the italicized paragraph on page 14: "A description of the funds' policies and procedures with respect to the disclosure of the funds' portfolio securities is also available in the Statement of Additional Information."

5. Page 15, "How is the Share Price Determined?" As required by the instruction to Item 6(a)(1), we were requested to provide disclosure as to the effects of using fair value pricing. In response,



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         we have added the following statement at the end of the subsection entitled "How are Securities Fair Valued?" on page 16: "The value of a security as determined using the funds' fair valuation procedures may not reflect such security's actual value."

6. Page 14, Disruptive Trading and Market Timing. We were requested to provide a response to Item 6(e)(4)(i) as to whether or not the Fund discourages frequent purchases and redemptions of Fund shares. We refer you to the first sentence in this section: "These funds are not suitable for market timers and market timers are discouraged from becoming investors." We have also added a phrase in the sentence in the third paragraph describing the market timing policies adopted by the Board of Trustees to indicate that such policies and procedures are "designed to discourage Disruptive Trading."

7. Page 24, Disruptive Trading and Market Timing. Our examiner indicated that our disclosure was thought to be lacking in a number of areas, such as (i) specifying exactly what modifications we may make to shareholder exchange privileges; (ii) specifying whether any exchange restrictions are applied uniformly and if not, to disclose with specificity when they are not; and (iii) specifying what limits are imposed on exchanges and to whom they apply. We have enhanced and re-ordered the disclosure as previously provided. We believe that in the revised version, the information provided flows more logically, which facilitates identification of our disclosure pertaining to each of your comments. We believe the revised version of the Disruptive Trading and Market Timing disclosure is now fully responsive to the SEC's comments, as well as to the requirements of Item 6(e) of Form N-1A.

8. Page 25, Disruptive Trading and Market Timing. We were asked to clarify our intentions in the use of the term "person" in the last paragraph. We have amended this sentence to read: "The funds do not have any arrangements with any person, organization or entity to permit frequent purchases and redemptions of fund shares."

9. Prospectus back cover page. Our examiner noted that the 485(a) filing did not include the back cover for the prospectus. Generally, front and back covers have been omitted from 485(a) filings, but are always included in the 485(b) filing. This method allows us to include the prospectus cover showing the prospectus date as it will be printed, a date that is not always definitively known at the time of the original filing.

10. SAI, page 11, Disclosure of Fund Holdings. Similar to response #7 above, our examiner indicated that our disclosure was thought to be lacking in a number of areas, such as (i) who is authorized to make determinations about releasing fund holdings information; (ii) whether there were circumstances when the fund would release holdings information without a confidentiality agreement in place; (iii) providing greater clarity about restrictions on the use of portfolio holdings information; (iv) providing greater clarity about who is responsible for monitoring the funds' portfolio holdings disclosure policies; (v) providing greater clarity about the Board's role in monitoring for potential conflicts of interest and how such conflicts are resolved; and (vi) providing a response to Item 11(f)(2). We have enhanced and re-ordered the disclosure as previously provided. We believe that in the revised version, the information provided flows more logically, which facilitates identification of our disclosure pertaining to each of your comments. We believe the revised version of the Disclosure of Fund Holdings disclosure is now fully responsive to the SEC's comments, as well as to the requirements of Item 11(f) of Form N-1A.

11. SAI, page 14, Board of Trustees' Consideration of Advisory and Subadvisory Agreements. We were requested to revise the disclosure on page 15 regarding the recent contract review meeting to remove the complex-wide disclosure and provide disclosure tailored specifically to the funds contained in the registration statement. We were also requested to break out the discussion of the subadvisory agreement to its own subsection and to tailor the discussion specifically to the Board's consideration of the subadvisory agreement. We have revised this section as requested


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         and believe the revised version of the Board of Trustees'
         Consideration of Advisory and Subadvisory Agreements is now fully responsive to the SEC's comments, as well as to the requirements of
         Item 12(b)(10) of Form N-1A.

Please contact the Ann Spooner at (860) 403-6753 or undersigned at (860) 403-5246 if you have any questions concerning this matter.

                                                     Very truly yours,

                                                     /s/ Matthew A. Swendiman
                                                     Matthew A. Swendiman